

June 12, 2012

<u>Via E-mail</u>
Mr. Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Energy, Inc.
1048 Texan Trail
Grapevine, TX 76051

> **Re:** **GreenHunter Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 18, 2012**
> **File No. 333-178386**

Dear Mr. Johnston:

We have reviewed your response letter and the above-referenced filing, and we have the following comments.

<u>Capitalization, page 33</u>

1. We note your response to comment three of our letter dated January 30, 2012. However, based on the disclosure on page 33, it appears as though you still intend to reflect the application of offering proceeds in the capitalization table once you determine an offering price. In this regard, we note the second bullet point at the top of page 33. Please confirm to us that you will not reflect the receipt or application of offering proceeds in the capitalization table. Such disclosure is not appropriate in a best efforts offering when no minimum amount of securities is required to be sold.

<u>Management, page 68</u>

2. Please include Mr. Hoopes and Mr. Evans in the management table, or tell us why you do not believe you are required to do so. Refer to Item 401(b) of Regulation S-K.

<u>Unaudited Pro Forma Consolidated Financial Data</u>

3. Please revise this section to include only the pro forma financial statements required by Rule 11-02(c) of Regulation S-X. Specifically, you should only present:

   - a pro forma condensed statement of income for the most recent fiscal year,

- a pro forma condensed statement of income for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required, which is January 1, 2012 through March 31, 2012 in this instance, and

- a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet is required, which is March 31, 2012 in this instance.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Michael Hedge
        K&L Gates LLP